Filed pursuant to Rule 424(b)(3)
Registration No. 33-59565

PROSPECTUS SUPPLEMENT NO. 1

(to the Prospectus dated May 1, 2006)

FNB UNITED CORP.

Dividend Reinvestment and Stock Purchase Plan

(as amended)

This prospectus supplement amends the prospectus dated May 1, 2006, relating to the Dividend Reinvestment and Stock Purchase Plan, as amended, of FNB United Corp.

Under the terms of the Plan, participants may reinvest cash dividends and make optional cash payments to purchase additional shares of FNB United common stock. On August 19, 2010, FNB United’s board of directors approved amendments to the Plan. These amendments include an increase in the limit on the aggregate amount of a participant’s optional cash purchases in a calendar quarter from $1,000 to $5,000 and the deletion of the provision requiring that the purchase price for a share of common stock not be less than $2.50 per share, the par value of FNB United common stock. As a result of these amendments, the following paragraphs replace in their entirety the corresponding questions and answers of the prospectus dated May 1, 2006.

“How is my purchase price determined?

All cash dividends and optional cash payments will be commingled and applied to the purchase of shares of FNB United common stock. The purchase price for open market shares will be the price paid by the plan administrator or agent for such shares, plus any brokerage commission or mark-ups and any other fees or expenses charged by the broker-dealer(s) involved in the purchase or purchases. The purchase price for original issue shares will be equal to 100% of the fair market value of shares of FNB United common stock on the dividend payment date on which the shares are purchased. For purposes of the Plan, ‘fair market value’ means the average of the high and low selling prices of FNB United common stock on the NASDAQ Stock Market on the dividend payment date, or the most recent preceding day on which a closing sales price was reported. If the FNB United common stock is not quoted on the NASDAQ Stock Market or listed on a national securities exchange, the fair market value of the shares will be determined in good faith by the FNB United board of directors, taking into consideration the financial condition of FNB United and its recent operating results, values of publicly traded securities of other financial institutions, and other factors the board deems relevant.”

“Are there any limits on my making optional cash payments?

The option to make cash payments is available to you at any time not less than 5 business days or more than 30 calendar days prior to any dividend payment date in any quarter, provided the plan administrator receives your payment during such period. The plan administrator will promptly return to you any payments that are received less than 5 business days or more than 30 calendar days prior to the dividend payment date. The same amount of money need not be invested each quarter, and there is no obligation to make an optional cash payment in any quarter. An optional cash payment may not be in an amount less than $25, and all optional cash payments by you or on your behalf in any calendar quarter may not exceed $5,000 in the aggregate.”

This prospectus supplement makes changes to the description of the Plan set forth in the prospectus dated May 1, 2006. Although the Plan contemplates the payment of dividends by FNB United, the payment of future dividends will depend on the corporation’s future earnings, its financial condition and other factors.

The date of this prospectus supplement is September 1, 2010.